UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Teladoc Health, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

87918A105

(CUSIP Number)

Christopher McCain

General Catalyst Partners

20 University Road, 4th Floor, Cambridge, MA 02138

(617) 234-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 539183103	13D	Page 2 of 27 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Group Management Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,935,407 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,935,407 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,935,407 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 539183103	13D	Page 3 of 27 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Group Management Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,935,407 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,935,407 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,935,407 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 539183103	13D	Page 4 of 27 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Group Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,935,407 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,935,407 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,935,407 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 539183103	13D	Page 5 of 27 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Group VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,935,407 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,935,407 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,935,407 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 539183103	13D	Page 6 of 27 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,935,407 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,935,407 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,935,407 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 539183103	13D	Page 7 of 27 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst GP VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,935,407 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,935,407 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,935,407 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 539183103	13D	Page 8 of 27 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Group VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,935,407 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,935,407 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,935,407 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 539183103	13D	Page 9 of 27 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Group VIII Supplemental, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,935,407 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,935,407 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,935,407 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 539183103	13D	Page 10 of 27 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,935,407 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,935,407 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,935,407 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 539183103	13D	Page 11 of 27 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst GP VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,935,407 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,935,407 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,935,407 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 539183103	13D	Page 12 of 27 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GC Venture LH Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,935,407 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,935,407 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,935,407 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 539183103	13D	Page 13 of 27 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Kenneth I. Chenault
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,935,407 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,935,407 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,935,407 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 539183103	13D	Page 14 of 27 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Joel E. Cutler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,237 shares
	8	SHARED VOTING POWER 10,939,570 shares
	9	SOLE DISPOSITIVE POWER 6,237 shares
	10	SHARED DISPOSITIVE POWER 10,939,570 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,945,807 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 539183103	13D	Page 15 of 27 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). David P. Fialkow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,241 shares
	8	SHARED VOTING POWER 10,939,648 shares
	9	SOLE DISPOSITIVE POWER 4,241 shares
	10	SHARED DISPOSITIVE POWER 10,939,648 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,941,732 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 539183103	13D	Page 16 of 27 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Hemant Taneja
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,316 shares
	8	SHARED VOTING POWER 10,935,407 shares
	9	SOLE DISPOSITIVE POWER 8,316 shares
	10	SHARED DISPOSITIVE POWER 10,935,407 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,943,723 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Schedule 13D

Item 1. Security	and Issuer

This statement relates to the common stock, $0.001 par value (the “Teladoc Common Stock”) of Teladoc Health, Inc. (the “Issuer” or “Teladoc”) having its principal executive office at 2 Manhattanville Road, Suite 203 Purchase, New York 10577.

Item 2. Identity	and Background.

This joint statement on Schedule 13D is being filed by General Catalyst Group VI, L.P., a Delaware limited partnership (“GC VI”), General Catalyst Group VIII, L.P., a Delaware limited partnership (“GC VIII”), General Catalyst Group VIII Supplemental, L.P. (“GC VIII Supplemental”) (GC VI, GC VIII and GC VIII Supplemental are collectively referred to herein as the “GC Funds”); General Catalyst Partners VI, L.P., a Delaware limited partnership (“GC VI GPLP”), General Catalyst Partners VIII, L.P., a Delaware limited partnership (“GC VIII GPLP”), GC Venture LH Manager, LLC, a Delaware limited liability company (the “SPV Manager”), General Catalyst GP VI, LLC, a Delaware limited liability company (“GC VI GPLLC”), General Catalyst GP VIII, LLC, a Delaware limited liability company (“GC VIII GPLLC”), General Catalyst Group Management, LLC, a Delaware limited liability company (“GCGM LLC”), General Catalyst Group Management Holdings, L.P., a Delaware limited partnership (“GCGM LP”), General Catalyst Group Management Holdings GP, LLC, a Delaware limited liability company (“GCGM Holdings”) and the Managing Directors (as defined below), who are collectively referred to herein as the “Reporting Persons.” GC VI GPLP is the sole general partner of GC VI and GC VIII GPLP is the sole general partner of both GC VIII and GC VIII Supplemental. GC VI GPLLC is the sole general partner of GC VI GPLP and GC VIII GPLLC is the sole general partner of GC VIII GPLP. GCGM LLC is the manager of each of GC VI GPLLC, GC VIII GPLLC and the SPV Manager. GCGM LP is the manager of GCGM LLC. GCGM Holdings is the general partner of GCGM LP. Kenneth I. Chenault, Joel E. Cutler, David P. Fialkow and Hemant Taneja (collectively, the “Managing Directors”) are Managing Members of GCGM Holdings. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

The address of the principal business office of all Reporting Persons, other than Kenneth I. Chenault and Hemant Taneja, is 20 University Road, 4th Floor, Cambridge, MA 02138. The address of the principal business office of Kenneth I. Chenault is 434 Broadway, 6th Floor, New York, NY 10013. The address of the principal business office of Hemant Taneja is 564 University Avenue, Palo Alto, CA 94301.

The principal business of the GC Funds is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of GC VI GPLP is to act as the sole general partner of GC VI. The principal business of GC VIII GPLP is to act as the sole general partner of GC VIII and GC VIII Supplemental, respectively. The principal business of the SPV Manager is to act as the manager of the GC Venture LH, LLC (the “SPV”), which no longer holds any shares. The principal business of GC VI GPLLC is to act as the sole general partner of GC VI GPLP. The principal business of GC VIII GPLLC is to act as the sole general partner of GC VIII GPLP. The principal business of GCGM LLC is to act as the manager of GC VI GPLLC, GC VIII GPLLC, the SPV Manager and a number of affiliated entities with similar businesses. The principal business of GCGM LP is to act as the manager of GCGM LLC. The principal business of GCGM Holdings is to act as the general partner of GCGM LP. The principal business of each of the Managing Directors is to manage GCGM Holdings and a number of affiliated entities with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The GC Funds, GCGM LP, GC VI GPLP and GC VIII GPLP are limited partnerships organized under the laws of the State of Delaware. GCGM Holdings, GCGM LLC, GC VI GPLLC, GC VIII GPLLC and the SPV Manager are limited liability companies organized under the laws of the State of Delaware. Each of the Managing Directors is a U.S. citizen.

Item 3. Source	and Amount of Funds or Other Consideration.

On August 5, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Livongo Health, Inc. (“Livongo”), a Delaware corporation and Tempranillo Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Subsidiary”). On October 30, 2020, the merger closed. Pursuant to the terms of the Merger Agreement, upon the closing of the merger, all shares of Livongo’s common stock (“Livongo Common Stock”) held by the Reporting Persons converted into a right to receive 0.5920 of a share of Teladoc Common Stock and $4.24 in cash, without interest, together with cash in lieu of any fractional shares.

Item 4. Purpose	of Transaction.

Closing of Merger Agreement

On August 5, 2020, the Issuer entered into the Merger Agreement with Livongo and Merger Subsidiary. Upon the terms and subject to the conditions of the Merger Agreement, Merger Subsidiary merged with and into Livongo, with Livongo surviving as a wholly owned subsidiary of Teladoc. The Merger Agreement was unanimously approved by the Board of Directors of each of Teladoc and Livongo.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Livongo Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held by any shareholder who properly demanded and perfects his, her or its appraisal rights with respect to such shares and treasury shares held by Livongo), was converted into the right to (i) receive 0.5920 of a share of Teladoc Common Stock and (ii) $4.24 in cash, without any interest thereon.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 5. Interest	in Securities of the Issuer.

(a)

GC VI is the record owner of 8,254,383 of the GC Shares. As the sole general partner of GC VI, GC VI GPLP, may be deemed to own beneficially such GC Shares. As the sole general partner of GC VI GPLP, General Catalyst GP VI, LLC, may be deemed to own beneficially such GC Shares. GC VIII is the record owner of 570,822 of the GC Shares and 7wire Investment Holdings, Ltd., a wholly owned subsidiary of GC VIII, is the record holder of 10,616 of the GC Shares. As the sole general partner of GC VIII, GC VIII GPLP, may be deemed to own beneficially such GC Shares. As the sole general partner of GC VIII GPLP, GC VIII GPLLC, may be deemed to own beneficially such GC Shares. GC VIII Supplemental is the record owner of 1,712,467 of the GC Shares. As the sole general partner of GC VIII Supplemental, GC VIII GPLP may be deemed to own beneficially such GC Shares. As the sole general partner of GC VIII GPLP, GC VIII GPLLC may be deemed to own beneficially such GC Shares. The SPV is the record owner of none of the GC Shares and the SPV Manager is the record owner of 387,119 of the GC Shares. By virtue of their relationship as affiliated entities who have overlapping general partners and managing directors, each entity and Reporting Person may be deemed to share the power to direct the disposition and/or vote of the GC Shares. As the manager of each of General Catalyst GP VI, LLC, GC VIII GPLLC and the SPV Manager, GCGM LLC may be deemed to own beneficially such GC Shares. As the manager of GCGM LLC, GCGM LP may be deemed to own beneficially such GC Shares. As the general partner of GCGM LP, GCGM Holdings may be deemed to own beneficially such GC Shares. As Managing Directors of GCGM Holdings, each of the Managing Directors may be deemed to own beneficially such GC Shares.

Each Reporting Person disclaims beneficial ownership of the GC Shares except for the shares, if any, such Reporting Person holds of record.

The percentage of outstanding Teladoc Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 144,960,748 shares of Teladoc Common Stock reported by the Issuer to be outstanding as of November 3, 2020.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)

Except for the transactions described above in Item 3 of this Schedule 13D, there were no other transactions effected by the Reporting Persons in Teladoc Common Stock within the sixty (60) days prior to October 30, 2020.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts,	Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirely in this Item 6.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material	to be Filed as Exhibits.

Exhibit Number	Exhibit Name
99.1	Agreement regarding joint filing Schedule 13D

99.2	Agreement and Plan of Merger, dated as of August 5, 2020, by and among Teladoc Health, Inc., Tempranillo Merger Sub, Inc. and Livongo Health, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K (File No. 001-37477) filed with the Commission on August 6, 2020).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 10th day of November, 2020.

GENERAL CATALYST GROUP VI, L.P.

By:	GENERAL CATALYST PARTNERS VI, L.P.
its General Partner

	By:	GENERAL CATALYST GP VI, LLC
its General Partner

		By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP VIII, L.P.

By:	GENERAL CATALYST PARTNERS VIII, L.P.
its General Partner

	By:	GENERAL CATALYST GP VIII, LLC
its General Partner

		By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP VIII SUPPLEMENTAL, L.P.

By:	GENERAL CATALYST PARTNERS VIII, L.P.
its General Partner

	By:	GENERAL CATALYST GP VIII, LLC
its General Partner

		By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST PARTNERS VI, L.P.

By:	GENERAL CATALYST GP VI, LLC
its General Partner

	By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST PARTNERS VIII, L.P.

By:	GENERAL CATALYST GP VIII, LLC
its General Partner

	By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GC VENTURE LH MANAGER, LLC

By:	GENERAL CATALYST GROUP MANAGEMENT, LLC
its Manager

	By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GP VI, LLC

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GP VIII, LLC

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP MANAGEMENT, LLC

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP MANAGEMENT HOLDINGS, L.P.

By:	GENERAL CATALYST GROUP MANAGEMENT HOLDINGS GP, LLC
its General Partner

	By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

*
Kenneth I. Chenault

*
Joel E. Cutler

*
David P. Fialkow

*
Hemant Taneja

* By:	/s/ Christopher McCain
Christopher McCain as Attorney-in-Fact

*

This Schedule 13D was executed by Christopher McCain on behalf of the Managing Directors pursuant to Powers of Attorney filed as Exhibit 24.1 to the Form 4 relating to the beneficial ownership of shares of Intersections Inc. (file no. 000-50580) by Reporting Persons filed with the Securities Exchange Commission on January 15, 2019 and incorporated herein in its entirety by reference.